

September 20, 2013

<u>Via E-mail</u>
James Cassidy
President
Glenwalk Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

      Re: **Glenwalk Acquisition Corporation**
               Registration Statement on Form 10
               Filed June 21, 2013
               File No. 000-54980

Dear Mr. Cassidy:

We have completed our review of your filing. In your future filings (1) when you mention transactions in which the founders retain majority ownership of an entity's stock, please ensure that your references to "change in control" involving those entities clearly explain this retained control, and (2) when you refer to transactions in which a registrant can engage only after new rules are in effect, please ensure that your disclosure regarding the status of the rules is clear as noted in prior comment 1.

We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Lee Cassidy